UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

Commission File Number

0-25629

NOTIFICATION OF LATE FILING

(Check One):

[     ]

Form 10-K

[

]

Form 11-K

[

X

]

Form 20-F

[

]

Form 10-Q

[

]

Form N-SAR

For Period Ended:

January 1, 2006

[

]

Transition Report on Form 10-K

[

]

Transition Report on Form 10-Q

[

]

Transition Report on Form 20-F

[

]

Transition Report on Form N-SAR

[

]

Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information

Full name of registrant:

Grand Toys International Limited

Former name if applicable:

Address of principal executive office (Street and number):

Room UG 202, Chinachem Golden Plaza, 77 Moody Road, Tsimshatsui East

City, State and Zip Code:

Hong Kong SAR

Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[ X ]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[

   ]

 (c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

As previously disclosed, as a result of the acquisitions of two companies in December, 2005, Hua Yang Holdings Company Limited and Kord Holdings, Inc., which were under common control with the registrant, the registrant is required to restate its financial statements back to the date of common control as if Hua Yang and Kord were part of the registrant on May 24, 2004 and June 30, 2004, the respective dates that beneficial ownership was acquired by the registrant’s controlling shareholder.  Due to the complexity of the restatement, Deloitte Touche Tohmatsu, the registrant’s independent accounting firm, has not completed its review of the registrant’s restated financial statements.

Part IV.  Other Information

(1)

Name and telephone number of person to contact in regard to this notification

David J. Fremed

(514)

685-2180

(Name)

(Area code)

(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X ]

Yes

[]

No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]

Yes

[

X

]

No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Grand Toys International Limited

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

July 3, 2006

By:  /s/

David J. Fremed

Name:  David J. Fremed

Title:     Chief Financial Officer

As a result of the acquisitions of two companies in December, 2005, Hua Yang Holdings Company Limited and Kord Holdings, Inc., which were under common control with the registrant, the registrant is required to restate its financial statements back to the date of common control as if Hua Yang and Kord were part of the registrant on May 24, 2004 and June 30, 2004, the respective dates that beneficial ownership was acquired by the registrant’s controlling shareholder.  As a result of the acquisitions and other extraordinary expenses incurred during the year ended December 31, 2005, the Company expects to report a significant operating loss for the year.  Until the restatement is complete and the audit finalized, the registrant cannot provide an accurate assessment of operating results for the year ended December 31, 2005.